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SEC FILE NUMBER 1-13889

CUSIP NUMBER 554273-102
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: March 31, 2006
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MacDermid, Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

1401 Blake Street
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 1, 2006, the registrant filed a Current Report on Form 8-K with its press release announcing its earnings for the quarter ended March 31, 2006. The registrant disclosed that in its review of its financial statements with its new independent auditors, the registrant determined that it had made an error in applying its accounting policy in prior periods to translate its foreign Goodwill, certain Intangible balances, and the corresponding impact on Other Comprehensive Income. As a result, the March 31, 2006 Condensed Consolidated Balance Sheet filed with the Form 8-K reflected the appropriate foreign currency to translate its overseas Goodwill, certain Intangible balances, and the corresponding impact on Other Comprehensive Income. The March 31, 2006 Condensed Consolidated Balance Sheet filed with the Form 8-K correctly applied the Company’s accounting policy. The registrant further disclosed that it is in the process of reviewing, with its current and previous independent auditors, the effect on prior years in order to determine if any adjustment is required to prior period financial statements. This review is still ongoing. Due to the time necessary to complete this review, the registrant was not able to complete its consolidated financial statements for the first quarter of 2006 and meet the filing deadline of May 10, 2006 for the filing of its Quarterly Report on Firm 10-Q for the quarter ended March 31, 2006 (the “10-Q”) without unreasonable effort and expense.

The registrant expects, based on current facts and circumstances, to complete its review and submit the filing of the 10-Q by May 15, 2006.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gregory M. Bolingbroke	720	479-3062
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify
report(s).                                                                Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion thereof?                               Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MacDermid, Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006 By: /s/ Gregory M. Bolingbroke

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

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